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                              February 15, 2023

       Daniel Flemin
       Chief Financial Officer
       Credo Technology Group Holding Ltd
       c/o Maples Corporate Service, Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            Filed June 8, 2022
                                                            File No. 001-41249

       Dear Daniel Flemin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 78

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each change
contributed to the overall change in that line item. In addition, where you identify
intermediate causes of changes in your operating results, also describe the reasons underlying
the intermediate causes. As an example, you disclose on page 79 that revenues increased
in fiscal 2022 due to an increase in IC units sold and revenues relating to AEC cables
that were introduced in fiscal 2021. Please quantify the extent to which the overall
change is attributable to each identified factor and explain in reasonable detail the reasons
driving fluctuations in each factor. Refer to Item 303(a) of Regulation
                                                        S-K and SEC Release No.
33-8350.
 Daniel Flemin
Credo Technology Group Holding Ltd
February 15, 2023
Page 2
Liquidity and Capital Resources, page 80

2. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-
         8350.
Financial Statements
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Revenue Recognition , page 96

3. Your disclosure on page 97 indicates that your IP License Revenue consists of perpetual licenses, support and maintenance, and royalties. While you identify when revenue is recognized for customer support and royalties, you do not disclose when revenue is recognized for perpetual licenses granted. Please identify for us and disclose, pursuant to
         ASC 606-10-50-12, the specific performance obligations of your IP License revenue stream and when you satisfy such performance obligations. In doing so, tell us how you applied ASC 606-10-55-54 through -65B in determining your accounting treatment.
Exhibits 31.1 and 31.2, page 1

4. We note that Exhibits 31.1 and 31.2 are incomplete, as they omit paragraph 4(c) of Item
         601(b)(31) of Regulation S-K. Please amend your filing to include corrected certifications.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameDaniel Flemin                                Sincerely,
Comapany NameCredo Technology Group Holding Ltd
                                                               Division of
Corporation Finance
February 15, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName